Shareholder Rebuttal to the Western Union Opposition Statement
Regarding Say on Political Contributions Proposal

240.14a-103 Notice of Exempt Solicitation
U.S. Securities and Exchange Commission, Washington DC 20549

NAME OF REGISTRANT:  The Western Union Company
NAME OF PERSON RELYING ON EXEMPTION: NorthStar Asset Management, Inc.
ADDRESS OF PERSON RELYING ON EXEMPTION: 43 Saint John Street, Boston MA 02130

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934.*

*Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

Shareholders encourage a “yes” vote for proposal # 7 – Say on Political Contributions

Dear Western Union Shareholder:

NorthStar Asset Management, Inc. is writing on behalf of the filer of the proposal, the NorthStar Asset Management, Inc. Funded Pension Plan (the “Proponent”).  Contrary to Management’s opposition statement, the Proponent believes that the key issue raised by the proposal is the need for shareholder oversight to address the risks to our company posed by Western Union’s political contributions to politicians who actively work to enact public policies inconsistent with our Company’s stated values.

From the perspective of the Proponent, the core provisions of the proposal are an annual shareholder vote on the company’s political spending and an annual report provided to shareholders that evaluates Management’s intended contributions as compared to the Company’s stated values.

Current Company practices involve no shareholder approval.  This lack of oversight increases the risks to shareholder value, because, in the opinion of the Proponent, the Company has a history of making contributions that violate our Company’s stated values. A vote on anticipated political gifts in advance of these contributions will provide shareholders with the opportunity to weigh in on potentially harmful contributions made in company name which impact both company name and shareholder value.

At Western Union, company employees decide where Company contributions will be sent.  In the opinion of the Proponent, unfortunately, many of those decisions appear to have reflected the personal values of the decision team, rather than the expressed values of Western Union.  The Proponent believes that corporate and PAC contributions given by Western Union must reflect the stated company values as defined by the corporation. The Proponent views these values to be illustrated by the Company’s Code of Conduct, in which we state that “our commitment to promote human rights values is consistent with our dedication to respect each other, give back to the communities we serve and work together for one world . . . we respect universal human rights”; through public statements such as “We have a passion for doing the right things for our people, consumers, and society,” “At Western Union, we are proud to support migrants in their journey toward greater economic opportunity,” and that “Western Union global corporate citizenship is our commitment to enrich the lives of global citizens by expanding economic opportunity.”

In a time of increased scrutiny of corporate political contributions, fiduciaries and direct shareholders have an obligation to review these contributions to determine whether management has accurately interpreted the business interests of Western Union (broadly defined to include aforementioned expressed corporate values and policies), and whether such contributions will enhance shareholder value.

The proponent believes that shareholders would also benefit from receiving the management’s analysis of whether our company’s political spending, including any contributions to advertising campaigns or so-called SuperPACS, is congruent with our company’s values. The proposal requests such an analysis.

Despite our Company’s publically stated values, WUPAC continues to provide financial support to politicians and committees that work contrary to Western Union corporate human rights, nondiscrimination, and immigrant-support goals.  Of the WUPAC contributions made in the past three years:
•
59% of donations were given to politicians that signed the amicus curiae in support of Arizona SB 1070, the “draconian law” considered the broadest and strictest anti-illegal immigration measure in recent U.S. history, and which has spawned an Obama administration lawsuit to halt the use of the law;

•	44% of individual recipients voted YES on building a fence along the Mexican border;
•	20% of individual recipients signed H.R.1868, an attempt to end birthright citizenship. This bill would eliminate birthright citizenship for children born to undocumented immigrants in the U.S.;
•
Over 30% of recipients have supported attempts aimed at legislating English as the official language of the United States or specifically of the U.S. government, thereby restricting citizenship and access to governmental aid to those who speak English.

The Proponent contends that all electioneering contributions bearing our company’s name that are incongruent with the company’s stated values may negatively impact brand image and shareholder value. As many of the Company’s political contributions appear inconsistent with company’s public policy stances, the Proponent is concerned about the potentially negative ramifications of these contributions.

The Proponent appreciates Management’s statement that Western Union “is and has been committed to complying with all laws governing these activities,” but believes that Western Union shareholders stand to benefit from political contributions ONLY if the contributions reflect a full incorporation of publically stated Corporate values.

Our Company’s opposition statement to this proposal documents that our company’s corporate contributions increased in 2011 nearly 60% since the Citizens United decision was made in 2010. The Proponent believes that this illustrates that the company’s political spending may be on the rise.  With increased spending comes higher risk for investors.

In summary, Western Union completely fails to address the very real issues, risks, and concerns that have been raised in this Proposal—specifically, that shareholders have a genuine and legitimate issue with the company and its PAC’s actual political contributions.

We urge you to vote “FOR” proxy item #7. Should you have any proposal-specific questions please feel free to contact us at mschwartzer@northstarasset.com.

NorthStar Asset Management, Inc.

Date: May 22, 2012

By: /s/ Julie N.W. Goodridge
Julie N.W. Goodridge
President & CEO*

*Julie Goodridge is also the trustee of the NorthStar Asset Management, Inc Funded Pension Plan, the proponent.

This is not a solicitation of authority to vote your proxy.  Please DO NOT send us your proxy card; the Proponent is not able to vote your proxies, nor does this communication contemplate such an event.  The proponent urges shareholders to vote YES on item number 7 following the instruction provided on the on the management’s proxy mailing.